September 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Benjamin Richie
Abby Adams

Re:	Polyrizon Ltd.

Amendment No. 6 to Registration Statement on Form F-1

Filed August 14, 2024

File No. 333-266745

Dear Sir or Madam:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 30, 2024, relating to the above referenced Registration Statement on Form F-1 (File No. 333-266745) submitted by the Company on August 14, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 7 to the Registration Statement on Form F-1 (“Amendment No. 7”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold text, followed by the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1. Please revise your cover page and disclosure elsewhere, as appropriate, to specify the total number of shares being registered with respect to the units.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 7 to specify the total number of Ordinary shares being registered with respect to the units. Similar revisions were made in the Offering Box included in the Prospectus Summary on page 10, and also on the back cover page of the prospectus.

2.	Please revise your cover page to state that the secondary offering will not commence until after the closing of your initial public offering and to discuss the duration of the secondary offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 7 to state that the secondary offering will not commence until after the closing of its initial public offering and to indicate the duration of the secondary offering shall extend at least until September 30, 2024.

Dilution, page 66

3.	We note that the table on page 67 reflects the number of Ordinary Shares purchased from you as part of the Units, as of December 31, 2023. Please update your disclosure to be representative as of a more recent date.

Response: In response to the Staff’s comment, the Company respectfully notes that the Dilution section takes into account all Ordinary Shares issued subsequent to December 31, 2023, on a pro forma basis. The company has revised its disclosure on page 67 to clarify that the table is recent as of the date of the filing of Amendment No. 7.

Certain Relationships and Related Party Transactions, page 126

4.

Please revise this section to clarify the relationship of each entity to the company or its affiliates, and to provide all information required by Item 404 of Regulation S-K to the extent you have not done so. For example, with respect to the August 2021 Share Purchase Agreement, identify the “certain investors, including certain of [your] directors and officers” with whom you entered into this agreement, the amounts of each individual’s interests. Please refer to Item 404(a) of Regulation S-K. Please clarify the terms of the June 2023 securities purchase agreement pursuant to which Xylo Technologies was able to pay an equivalent of $60,000 by transfer of shares. In addition, please revise the Loans with Related Parties to clarify the interest rates for each loan, when the interest is payable, conversion features and all material terms of the agreements. Finally, please revise to disclose all related parties. We note director Liron Carmel signed Exhibit 10.16 on behalf of lender Medigus Ltd. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the additional details regarding the related party transaction. We further note that with respect to Exhibit 10.16, Medigus Ltd. has changed its name to Xylo Ltd. We have made note of the name change in order to avoid any confusion.

Selling Shareholders, page 137

5.	Please clarify the amount of Ordinary Shares owned by each selling shareholder following the sale of the maximum number of shares included in this offering. We note the disclosure on page Alt-4 of the selling shareholder prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify the amount of Ordinary Shares owned by each selling shareholder following the sale of the maximum number of shares included in this offering.

Polyrizon Ltd. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

6.	We note the limiting paragraph regarding the 1.1494 to one forward stock split and await the updated auditors’ report and consent.

Response: The Company respectfully advises the Staff that the forward stock split is now effective and accordingly the limiting paragraph has been removed from the Report of Independent Registered Public Accounting Firm. The limiting language has also been removed from the Consent of Independent Registered Public Accounting Firm filed as Exhibit 23.1 to Amendment No. 7.

General

7.	We note your revised disclosure in response to prior comment 6. Please revise to provide the title and date of each study or article, and clarify whether any of the cited reports or studies were commissioned by the Company.

Response: In response to the Staff’s comment, the Company has revised its disclosures throughout Amendment No. 7 to provide the title and date of each study or article. In addition, the Company respectfully advises the Staff that none of the cited reports or studies were commissioned by the Company.

8.	We note the changes in selling shareholders, and their respective shares, included in your resale prospectus. We note the resale prospectus has been including in this offering since your second amended registration statement filed November 19, 2022. Please provide the following analysis:

•	Why you are able to register additional shares sold to selling security holders, in particular newly named selling security holders, after the resale registration statement was filed. Refer to Securities Act Section 5 Compliance and Disclosure Interpretation (C&DI) 134.01.

•	Whether the added security holders are acting as underwriters selling on behalf of the company. Refer to Securities Act Rules C&DI 612.09.

•	Why shares that will not be issued to SciSparc Ltd. until the IPO, the number of which will depend on the IPO market price, are able to be registered in the resale prospectus. Refer to Securities Act Section 5 C&DIs 139.11.

In providing your response, please include the date of sale of the securities and circumstances surrounding the sale with respect to each selling security holder.

Response: In response to the first bullet of the Staff’s comment, the Company respectfully notes that it added the following shareholders after it filed Amendment No. 4 to Form F-1 Registration Statement on February 3, 2023 (the “February 2023 F-1”): Raul Srugo, Reuven Srugo Construction Company (“Srugo Construction”), Xylo Technologies Ltd. (“Xylo”, f/k/a Medigus Ltd.), Capitallink Ltd. (“Capitallink”), Gabi Gabzo, L.I.A. Pure Capital Ltd. (“Pure Capital”), Ronen Fatal, E. G. Europe Property (“E.G. Europe”), Itamar David and SciSparc Ltd. (“SciSparc”).

With respect to Raul Srugo and Srugo Construction, Raul Srugo received ordinary shares of the Company following the conversion of a SAFE in June 2023, as well as through securities purchase agreements that Raul Srugo entered into with the Company in June 2023, December 2023 and May 2024. Srugo Construction received ordinary shares of the Company following the conversion of a SAFE in June 2023 and the conversion of a convertible loan in May 2024. When the Company filed the February 2023 F-1, Raul Srugo was listed as director of the Company under the Management section and the Company also included disclosure that Raul Srugo was a partial owner of Srugo Construction. As a result, the Company treated both Raul Srugo and Srugo Construction as affiliates of the Company and did not register the ordinary shares issued to or issuable upon the conversion of convertible securities held by each of Raul Srugo and Srugo Construction. In the response letter sent by the Company to the Staff dated February 27, 2023, the Company noted that it had removed from the selling shareholders all of the Company’s directors and officers. On August 16, 2024, Raul Srugo notified the Company that he did not wish to remain on the Board of the Company following its initial public offering, and accordingly the shareholders of the company voted to replace Raul Srugo with his adult son, Omer Srugo. Accordingly, when the Company filed Amendment No. 6 to Form F-1 Registration Statement on August 14, 2024 (the “August 2024 F-1”), the Company removed Raul Srugo as director of the Company under the Management section. As a result, the Company no longer treats Raul Srugo or Srugo Construction as affiliates of the Company, and thus, the Company has included each of Raul Srugo and Srugo Construction as a selling shareholder in the Registration Statement and registered their respective holdings in the Company.

With respect to Xylo, in the February 2023 F-1, in the Principal Shareholders section, the Company included disclosure that Xylo owned 40.2% of the Company issued and outstanding ordinary shares (calculated in accordance with Section 13(d) of the Securities Exchange Act, as amended (the “Exchange Act”)) prior to the Company’s initial public offering and would have owned 20.1% of the Company issued and outstanding ordinary shares (calculated in accordance with Section 13(d) of the Exchange Act) after the Company’s initial public offering, based on the assumed number of ordinary shares to be issued or issuable upon the exercise of warrants in the February 2023 F-1. Thus, the Company treated Xylo as an affiliate of the issuer at the time the Company filed the February 2023 F-1 due to Xylo’s beneficial holdings in the Company. Between the time that the Company filed the February 2023 F-1 and the August 2024 F-1, the Company entered into a number of financing transactions in June 2023, December 2023 and May 2024. In addition, Xylo notified the Company that it transferred 761,240 of its ordinary shares to third parties. As a result, Xylo’s beneficial holdings in the Company (calculated in accordance with Section 13(d) of the Exchange Act) was reduced to 9.8% of the Company issued and outstanding ordinary shares prior to the Company’s initial public offering. Thus, the Company no longer treats Xylo as an affiliate of the Company, and accordingly, the Company has included Xylo as a selling shareholder in the Registration Statement and registered its holdings in the Company.

With respect to Capitallink, Gabi Gabzo, Pure Capital, Ronen Fatal, E. G. Europe and Itamar David, each of these investors received their ordinary shares of the Company via secondary transactions from Xylo (as mentioned above) in July 2024 with beneficial holdings in the Company (calculated in accordance with Section 13(d) of the Exchange Act) ranging from 1.44% to 9.0% on a pre-initial public offering basis. As a result, the Company does not treat any of these investors as affiliates of the Company, and thus, the Company has included each investor as a selling shareholder in the Registration Statement and registered their respective holdings in the Company.

With respect to SciSparc, in August 2024, the Company and SciSparc entered into an exclusive patent license agreement pursuant to which the Company issued to SciSparc 320,000 ordinary shares of the Company. In addition, upon the closing of the Company’s initial public offering, the Company has agreed to issue to SciSparc pre-funded warrant and warrants (collectively, the “SciSparc Warrants”) to purchase ordinary shares of the Company. In Amendment No. 7, the Company is only registering the 320,000 ordinary shares that have been issued to SciSparc prior to the date of Amendment No. 7 and will not register the ordinary shares issuable upon the exercise of the SciSparc Warrants, which have not yet been issued as of the date of Amendment No. 7 and will be issued in connection with the closing of the Company’s initial public offering. SciSparc’s beneficial holdings in the Company (calculated in accordance with Section 13(d) of the Exchange Act) is equal to 9.9% of the Company issued and outstanding ordinary shares on a pre-initial public offering basis. Thus, the Company does not treat SciSparc as an affiliate of the Company, and accordingly, the Company has included SciSparc as a selling shareholder in the Registration Statement and registered its holdings in the Company.

In response to the second bullet of the Staff’s comment, the Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of shares of the Company’s ordinary shares by the selling shareholders as contemplated by the Registration Statement is not an indirect primary offering and is properly regarded as a secondary offering. As a result, the selling security holders are not acting as underwriters selling on behalf of the Company.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”) . C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling stockholders have held the shares;

●	the circumstances under which the selling stockholders have received the shares;

●	the relationship of the selling stockholders to the issuer;

●	the number of shares being sold;

●	whether the selling stockholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 3,116,851 ordinary shares, no par value, of the Company (the “Shares”) on behalf of the selling shareholders is not, and should not be considered, a primary offering of the Shares to the public and none of the selling shareholders is, nor should be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering as proposed above should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

How Long the Selling Shareholders Have Held the Shares

All of the Shares being registered for resale under the Registration Statement that were issued directly by the Company were issued and sold pursuant to purchase agreements in which each selling shareholder made specific representations to the Company that such selling shareholder was acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that the selling shareholders desire to effect an immediate distribution.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations Questions 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment of public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Thus, there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering. This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. This concept is completely consistent with custom and practice in the PIPE marketplace. In many PIPE transactions (including this Offering) a registration statement is required to be filed shortly after closing or even as a condition to the closing.

Each selling shareholder has borne for a considerable time – the majority of the selling shareholders have held for a period of a least 18 months – and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling shareholders has already purchased and fully paid for or otherwise given valuable consideration for the ordinary shares that the selling shareholders are proposing to resell. As a result, each of the selling shareholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. The Company believes selling shareholders’ purchase of the Shares is inconsistent with the notion that such investors are acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

Lastly, none of the selling shareholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling shareholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

Accordingly, based on the foregoing, the Company believes that the factors discussed above in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Circumstances Under Which the Selling Shareholders Received Their Shares

The selling shareholders acquired the Shares in private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Shares since their acquisition of the Shares. As also noted above, each selling shareholder that acquired the Shares directly from the Company made specific representations to the Company that such selling shareholder is acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such selling shareholder does not have a present arrangement to effect any distribution of the Shares purchased from the Company. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling shareholder has any plan to act in concert to effect a distribution of its Shares.

With respect to the selling shareholders that received their ordinary shares of the Company in secondary transactions from another existing shareholder of the Company, the Company is included these shareholders as selling shareholders of the Company and registering their Shares in the Registration Statement pursuant to the Company’s initial listing plan with Nasdaq. As previously mentioned in the response letter sent by the Company to the Staff dated February 27, 2023, the Company has consulted with Nasdaq about the Company’s initial listing plan in general, and has specifically discussed with Nasdaq the issue of compliance with the “Market Value of Unrestricted Publicly Held Shares of at least $15 million” under the Equity Standard of Nasdaq Listing Rule 5505(b)(1)1. The shares held by the Selling Shareholders were considered “Restricted Securities” under Nasdaq Rule 5005(a)(38) upon issuance by the Company. However, following (i) their registration by the Company under the Registration Statement and (ii) acceptance by the Company’s transfer agent of a blanket opinion permitting the resale of those securities in the future, Nasdaq would no longer consider the shares to be “Restricted Securities,” and such shares should be included as part of the Market Value of Unrestricted Publicly Held Shares (see Nasdaq FAQ Identification Number 1710).

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling shareholders have taken any actions to condition or prime the market for the potential resale of the Shares. To do so would result in a breach of the respective representations made by the selling shareholders to the Company.

The private placement agreements had the traditional characteristics of a private investment and there is no indicia of the Offering being a “disguised underwriting” by the selling shareholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The selling shareholders purchased the securities in the Offering without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the selling shareholders have taken full investment risk with regard to the Shares they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

None of the selling shareholders is acting on the Company’s behalf with respect to the Shares registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling shareholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead the selling shareholders will receive all proceeds received from resale of the Shares.

The Company believes that the facts surrounding issuance of the Shares do not support a conclusion that the selling shareholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

The Selling Shareholders’ Relationship to the Company

The Company respectfully notes that it has removed from the selling shareholders all of the Company’s directors and officer. Further, the Company does not have an underwriting relationship with any of the selling shareholders. Each selling shareholder acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring such shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

None of the selling shareholders had a prior relationship with the Company before the consummation of each selling shareholders initial investment in the securities of the Company which are now Shares, other than Pure Capital, whose initial relationship with the Company was in the capacity of a service provider that received cash and other consideration therefor.

Each of the selling shareholders is also not the “alter ego” of the Company and is not acting as a conduit for the Company. To the Company’s knowledge, each of the selling shareholders is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to investment transactions.

For the reasons described above, the Company believes that there is no relationship between the Company and the selling shareholders that would preclude the offering covered by the Registration Statement from being a bonafide secondary offering.

The Amount of Shares Involved

The Company acknowledges the large amount of ordinary shares involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling shareholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the selling shareholders have any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling shareholders has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as each selling shareholder’s represented investment intent, support the characterization of the offering as secondary in nature.

Whether the Selling Shareholders are in the Business of Underwriting Securities

According to representations of all of the selling shareholders that the Company relied upon in the course of the investments made by the selling shareholders, or the secondary transfers pursuant to which, each selling shareholder acquired the Shares for investment purposes and not with a view toward distribution. The Company has no basis to believe these representations are not true.

As noted above, each selling shareholder made specific representations to the Company that such selling shareholder was acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling shareholder has represented that such selling shareholder has purchased the Shares in the ordinary course for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the selling shareholders’ respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

Based on the above, the Company respectfully submits that none of such selling shareholders acquired the Shares with a view for distribution. The evidence which does exist leads to the opposite conclusion, that is, each selling shareholders’ representation to the Company that they purchased the Shares solely for their own accounts and for investment purposes and not with a view for resale was and remains true and correct.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

The Company respectfully submits that under all of the circumstances described above, the selling shareholders are not acting as a conduit for the Company. In that regard, the Company believes that the selling shareholders have made individual investment decisions to purchase the Shares in arms-length transactions. The Company is not aware of any evidence that would suggest that any of the selling shareholders are acting, individually or together, to effect a distribution of the Shares. The Company emphasizes that there was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Each of the selling shareholders has borne for a considerable time – the majority of the selling shareholders have held for a period of a least 18 months – and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling shareholders has already purchased and fully paid for the Shares that the selling shareholders are proposing to resell. As a result, each of the selling shareholders has been subject to not only market risk, but also the risk that the Registration Statement would not be declared effective promptly or for a significant period of time.

The Company believes that the following factors weigh in favor of the conclusion that the offering by the selling shareholders should properly be regarded as a secondary offering:

●	The Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling shareholders to engage in a long- term investment in the Company;

●	The selling shareholders have borne the risk of investment by holding the Shares for a considerable time and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Also, the selling shareholders acquired the Shares in a negotiated private placement transactions involving certain representations provided by the selling shareholders as to their investment intent;

●	The selling shareholders made their investment in arms-length transactions at fair market value;

●	The Company filed the Registration Statement to comply the Public Float requirement of Nasdaq Listing Rule 5550(b)(1) and will receive no financial benefit from any future sale of the Shares;

●	The Staff’s prior position in CD&I 116.15 concludes that affiliates are not automatically deemed to be “alter egos” of issuers and may validly engage in secondary offerings;

●	The selling shareholders engaged in these transactions with the Company as a private investment and not the underwriting of securities; and

●	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in CD&I 612.12 CD&I 216.14.”

In response to the third bullet of the Staff’s comment, as mentioned above, in Amendment No. 7, the Company is only registering the 320,000 ordinary shares that have been issued to SciSparc prior to the date of Amendment No. 7 and will not register the ordinary shares issuable upon the exercise of the SciSparc Warrants, which have not yet been issued as of the date of Amendment No. 7.

* * *

Please contact me at +1 312.364.1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Amendment No. 7.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer